[Great Elm Capital Group Letterhead]

October 14, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Barbara C. Jacobs, Assistant Director
Jeff Kauten, Attorney-Advisor

Re:	Great Elm Capital Group, Inc.
Registration Statement on Form S-1
File No. 333-213620

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Great Elm Capital Group, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-1 (Registration No. 333-213620) (as amended, the “Registration Statement”). The Registrant respectfully requests that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on October 14, 2016, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with the Registrant’s counsel, Skadden, Arps, Slate, Meagher & LLP, by calling Michael J. Mies., at (650) 470-3130.

The Registrant acknowledges the following:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Richard S. Chernicoff

Richard S. Chernicoff

Chief Executive Officer

Great Elm Capital Group, Inc.